YUKON-NEVADA GOLD CORP.
#490-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada
Tel. No. (604) 688-9427 • Fax No.: (604) 688-9426
E-mail: nicole@yngc.ca • Website: www.yukon-nevadagold.com

MANAGEMENT INFORMATION CIRCULAR

As at April 20, 2009
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Yukon-Nevada Gold Corp. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:

The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)	in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of the Company's management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of ComputerShare Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of ComputerShare Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)	any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The consolidated financial statements of the Company for the fiscal year ended December 31, 2008 (the “Financial Statements”), including the accompanying notes and the auditor’s report and Management’s Discussion and Analysis (“the MD&A), will be presented to the shareholders at the Meeting. These documents are available on both SEDAR (www.sedar.com) and the Company’s website (www.yukon-nevadagold.com).

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, B.C., V7Y 1K3, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

KPMG LLP was first appointed auditor of the Company in February 2007.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares"), of which 301,388,764 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed April 16, 2009 as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, no persons beneficially owns or controls or directs, directly or indirectly voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as set out below:

Name	No. of Shares	Percentage of Issued and Outstanding
Orifer S A.	54,000,000	17.92%

DETERMINATION OF NUMBER OF DIRECTORS

The directors are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or a director becomes disqualified to act as a director. The authority to determine the number of directors of the Company rests with the shareholders.

The Articles of the Company provide that the number of directors, excluding additional directors, may be fixed or changed from time to time by ordinary resolution whether previous notice thereof has been given or not. Management proposes to determine the number of directors comprising the Board of Directors at seven (7) and the approval of the shareholders is therefore being sought in this regard.

ELECTION OF DIRECTORS

The Board of Directors presently consists of eight directors. It is intended to elect seven directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(3)	First and Present Position with the Company(1)(2)	Approx. no. of voting securities beneficially owned, or controlled or directed, directly or indirectly(4)
Robert E. Chafee(9) Ontario, Canada	CEO, Antamex International Inc.	Director, May 19, 2005 to date	5,092,810
Graham C. Dickson British Columbia, Canada	President of the Company.	President, Chief Executive Officer and director, April 11, 1997 to date	2,596,000(5)
John R.W. Fox (7)(8)(9) British Columbia, Canada	President, Laurion Inc.	Director, March 18, 2005 to date	259,800
Peter M. Holbek British Columbia, Canada	President of Viking GeoScience January 2003 to date.	Director, October 6, 2005 to date	25,000
R.J. (Don) MacDonald (6) British Columbia, Canada	Senior Vice President and CFO of NovaGold Resources Inc.; January 2003 to date.	Director, July 7, 2005 to date	20,000
Neil J.F. Steenberg (8)(9) Ontario, Canada	Lawyer.	Director, March 25, 2005 to date	20,000
Robert F. Baldock British Columbia, Canada	President and CEO of Monument Mining Ltd.; June 2005 to date; President and CEO of Heartlink Canada from June 1999 to May 2005	Director, April 17, 2009 to date	382,250 (11)

1.	The term of office of the directors will expire at the Company’s Annual General Meeting in 2009.
2.	For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
3.	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
4.	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.
5.	82,000 of these shares are held in the name of Celec Inc., a non-reporting company controlled by Graham Dickson.
6.	Chair of the Audit Committee.
7.	Member of the Audit Committee.
8.	Member of the Corporate Governance Committee.
9.	Member of the Compensation Committee.
10.	These shares are held in the name of Monument Mining, a company of which Robert Baldock is the President and CEO.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed in this Information Circular, none of the directors or executive officers of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has been a director or officer of any other issuer that, while that person was acting in that capacity:

(a)	was the subject of an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an event that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

During the 10 years prior to the date hereof, no director or executive officer of the Issuer, or a shareholder holding sufficient securities of the Issuer to affect materially the control of the Issuer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Peter Holbek was a director of Western African Ventures Exchange Corp. (“West African”) between November 24, 1999 and November 30, 2002. On April 3, 2002, West African was subject to a cease trade order issued by the British Columbia Securities Commission for failure to file required financial information. A similar order was issued by the Alberta Securities Commission on April 4, 2002. Both orders were revoked in June 2002 and trading was reinstated on June 27, 2002.

Subsequent to January 1, 2008, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)	"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of the Company’s fifth preceding financial year, through and including the end of the company’s most recently completed financial year. If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)	"Named Executive Officers" or “NEOs” means the following individuals:

(i) each CEO;

(ii) each CFO;

(iii)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f)	“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options include any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased. It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)	“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR. Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended December 31, 2008, the Company had three Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a)	Graham Dickson, the President and Chief Executive Officer;

(b)	Shaun Heinrichs, Chief Financial Officer;

(c)	Christopher Oxner, former Chief Financial Officer.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

NEO Name and Principal Position	Year(1)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs granted (#)	Shares or Units subject to Resale Restrictions ($)	LTIP payouts ($)
Graham Dickson, President and CEO	2006 2007 2008	Nil $163,333 $299,068	Nil $36,000 $100,000	$179,174(5) $103,274(5) Nil	0 1,600,000 Nil	Nil Nil NIl	Nil Nil Nil	Nil Nil Nil
Christopher Oxner CFO (2)	2006 2007 2008	$96,718 $146,762 $123,185	Nil Nil $32,000	Nil Nil Nil	0 225,000 200,000	Nil Nil $416,233	Nil Nil Nil	Nil Nil Nil
Shaun Heinrichs, CFO(3)	2008	$123,788(4)	$6,000	Nil	200,000	$248,244	Nil	Nil

(1)	January 1 to December 31.
(2)	Chief Financial Officer from July 7, 2005 until August 14, 2008.
(3)	Appointed Chief Financial Officer November 21, 2008.
(4)	Salary includes $104,029 which was paid to Mr. Heinrichs as the controller during 2008, prior to being appointed to Chief Financial Officer.
(5)	Compensation in accordance with Contract with Celec Inc. until May 31, 2007, being the date the Celec Agreement was terminated.

Options and Stock Appreciation Rights ("SARs")

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Shaun Heinrichs	200,000	19%	$1.60	$1.65	Mar. 28, 2013

(1)	Reflected as a percentage of the total number of options to purchase common shares granted (1,050,000) during the Financial Period.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option/SAR Values”

There were no unexercised incentive stock options of any value as at December 31, 2008.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan under which benefits are determined primarily be final compensation (or average final compensation) and years of experience.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officers.

Compensation Committee Disclosure

The Company has a compensation committee of which the current members are Robert Chafee (Chair), Neil Steenberg and John Fox. Each member of this committee is an independent director. The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. Specifically, this committee has been empowered to evaluate the performance of the President of the Company and to recommend to the Board of Directors the compensation level of the President; to review the compensation levels of the executive officers of the Company and to report thereon to the Board of Directors; to conduct such surveys and studies as the committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to review management’s administration of these plans to review management’s strategy for succession planning and to consider any other matters which, in the committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

The Compensation Committee meets as required, but at least four times per year. The Committee reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Committee has the specific mandate to review and approve executive compensation. In carrying out its mandate, the Committee assesses on an annual basis the performance of the Chief Executive Officer against established objectives. It also reviews performance reports submitted for other executive officers.

Compensation Philosophy and Process

The Compensation Committee reviews the executive total compensation package (base pay, incentive pay, benefits perquisites) annually and makes a recommendation to the Board and evaluates the President’s performance and recommends approval of the consolidated appraisal statement to the Board.

Chief Executive Officer Compensation Summary

For the period ended December 31, 2008, the Chief Executive Officer was compensated in the amount of $399,068.

Performance Graph

The following graph compares the cumulative total shareholder return for $100 invested in Common Shares of the Company on April 13, 2005 against the cumulative total shareholder return of $100 invested in the S&P/TSX Composite Index from April 13, 2005 to (a) December 31, 2008 and (b) April 16, 2009. The starting point of April 13, 2005 is used as the Company began trading on the TSX on this date and had no trading history for the five years prior to this date.

Compensation of Directors

During the Financial Period, no compensation was paid or is payable by the Company to its directors, other than the Chief Executive Officer (the “Other Directors”), or its subsidiaries, if any, for their services:

(a)	in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or

(b)	as consultants or experts

except as set forth below and as otherwise herein disclosed:

Each Director of the Company is paid an annual retainer of $12,000, to be paid quarterly and receive $750 for each meeting of directors attended, with the Chairman of a meeting receiving $1,000 per meeting.

The former Chairman of the Company, E. Lynn Patterson, was paid an annual retainer of $36,000 and received a payment of $1,000 per meeting attended.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options. During the Financial Period the Other Directors were not granted any incentive stock options to purchase common shares of the Company, nor did the Other Directors, as a group, exercise any incentive stock options to purchase common shares of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Evergreen Incentive Stock Option Plan (the “Plan”) which was approved by the shareholders on May 18, 2007. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2008.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	7,070,000	$1.61	8,659,343
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	7,070,000	$1.61	20,195,543

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) as at the end of the most recently completed financial year, or as of the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Set forth below are details of material transactions in which “informed persons” have an interest:

Private Placements

In December 2008, certain investors purchased an aggregate of 79,800,000 units of the Company at a price of $0.05 per unit for a total purchase price of $3,990,000 by way of private placement. Each unit comprised one share, one Series “A” Share Purchase Warrant (an ““A” Warrant”) and one Series “B” Share Purchase Warrant (a ““B” Warrant”). Each “A” Warrant entitles the holder to purchase one additional common share for a period of 12 months from December 17, 2008 at a price of $0.07 per share and each “B” Warrant entitles the holder to purchase one additional common share for a period of 18 months from December 17, 2008 at a price of $0.09. One director purchased 1,000,000 units.

MANAGEMENT CONTRACTS

There are no management functions of the Company or any of its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or any of its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices, (“NI 58-101”) the Company is required to disclose, on an annual basis, its approach to corporate governance. The Company’s corporate governance practices comply with the applicable guidelines. A description of the Company’s corporate governance practices is set out in Schedule “B” to this Information Circular, in the format suggested by NI 58-101F1 Corporate Governance Disclosure.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board of Directors of the Company operates under a written charter that sets out its responsibilities and composition requirements. See sections of the Company’s Annual Information Form which contains further information about the audit committee as required by Form 52-110F1.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com. Financial information concerning the Company is provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2008.

Shareholders wishing to obtain a copy of the Company’s financial statements and Management’s Discussion and Analysis may contact the Company as follows:

YUKON-NEVADA GOLD CORP.
490-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of April 17, 2009.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
YUKON-NEVADA GOLD CORP.

“Graham C. Dickson”
Graham C. Dickson, President

Schedule “A” to the Information Circular of
Yukon-Nevada Gold Corp. (the "Company")

CORPORATE GOVERNANCE DISCLOSURE

The Company has adopted a Corporate Governance Policy Manual, the complete text of which is available at the Company’s web site at www.yukon-nevadagold.com.

Board of Directors

(a)	Disclose the identity of directors who are independent.

The Company’s Board of Directors is currently comprised of eight directors, of which seven directors, Robert Chafee, John Fox, Peter Holbek, Don MacDonald, Robert Baldock, Iain Harris and Neil Steenberg, have been determined by the Board to be independent as defined in NI 58-101.

(b)	Disclose the identity of directors who are not independent and describe the basis for that determination.

Graham Dickson is not independent by virtue of being an executive officer of the Company as defined in National Instrument 52-110 (“NI 52-110”).

(c)

Disclose whether not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

As set out above, the Board considers that a majority of the directors are independent according to the definition of “independence” set out in NI 52-110.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Don MacDonald: Romarco Minerals Inc. and Geovic Mining Corp.

Neil Steenberg: Conquest Resources Limited

Iain Harris: Leading Brands, Inc. and Network Health Inc.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Company’s Corporate Governance Manual provides for in-camera meetings of independent directors.

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(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

As at the Company’s fiscal year end, the Company does not have a chairman of the board.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the Company’s most recently completed financial year.

Since the beginning of the fiscal year that commenced January 1, 2008, until the date of this management proxy circular, the Board of Directors held 13 meetings attended by directors as follows:

Name	Board of Directors	Audit Committee	Acquisition Committee	Compensation Committee	Corporate Governance Committee	Special Committee
Graham Dickson	12	n/a	4	n/a	n/a	n/a
Lynn Patterson(1)	8	1	n/a	n/a	n/a	n/a
Neil Steenberg	13	n/a	n/a	2	1	1
Robert Chafee	13	4	3	2	n/a	n/a
John Fox	6	n/a	n/a	2	1	1
Peter Holbek	11	n/a	n/a	n/a	n/a	n/a
Don MacDonald	12	4	n/a	n/a	n/a	n/a
Iain Harris	13	4	5	n/a	1	n/a
Robert Baldock(2)	-	n/a	n/a	n/a	n/a	n/a
Dorian Nicol(3)	2	n/a	n/a	n/a	n/a	n/a
Peter Bojtos(3)	3	n/a	n/a	n/a	n/a	n/a

(1)	Ceased to be a director on December 12, 2008.
(2)	Appointed to the Board on April 17, 2009.
(3)	Ceased to be a director on May 27, 2008.

Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors has a comprehensive “terms of reference” which is contained in Appendix B of the Company’s Corporate Governance Manual. The entire Corporate Governance Manual is available for viewing at the Company’s website at www.yukon-nevadagold.com.

Position Description

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Company has a written description for the Chair. The “terms of reference” for the Chair are as set out in Appendix D of the Corporate Governance Manual. .

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(b)

Disclose whether or not the board and the CEO have developed a written description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities.

The “terms of reference” for the President and CEO are described in Appendix K of the Corporate Governance Manual.

Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding

	(i)	the role of the board, its committees and its directors

The Company’s comprehensive Corporate Governance Manual provides a clear description of the role of the Board, its committees and its directors.

	(ii)	the nature and operation of the Company’s business.

The continuous involvement of the Board in the strategic planning and review of the business operations for the Company provides the opportunity to orient new directors regarding the nature and operations of the Company’s business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporate Governance Committee has overall responsibility for establishing continuing education programs for the Board as a whole. Certain directors have and will be taking such opportunities.

Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

	(i)	disclose how a person or company can obtain a copy of the code;

	(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has, as contained in Appendix M of the Corporate Governance Manual, a comprehensive code of conduct and conflict of interest guidelines for Directors and Officers, including disclosure requirements.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself from any

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discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Appendices B, C and M of the Corporate Governance Manual clearly lay out the expectations of Director conduct.

Nomination of Directors

It is the responsibility of the Corporate Governance Committee to annually review the composition of the Board of Directors and make recommendations to the Board of Directors regarding any perceived necessary changes in the composition of the Board of Directors. The process is detailed in Appendices A and L of the Company’s Corporate Governance Manual.

Compensation

Board and Board Committee compensation is determined by the Corporate Governance Committee and approved by the Board as a whole. Compensation for the executive of the Company is determined by the Human Resources & Compensation Committee as delegated to it by the Board.

Other Board Committees

The Board of Directors has formally appointed the following committees:

(1)        Audit Committee – which has the responsibility for reviewing the financial statements of the Corporation before such financial statements are approved by the Board of Directors and which has the general responsibility for reviewing the financial and internal controls, the accounting, audit and reporting activities of the Corporation, for reviewing annually the qualifications and objectivity of the Company's auditors, for making recommendations to the Board of Directors, in the case of any vacancy in the office of auditor as to the selection of the Company's auditors and their fees, for reviewing the scope, results and findings of the Company's auditor's audit and non-audit services, and for reviewing annually the status of significant current and potential legal matters.

(2)        Corporate Governance Committee – which is responsible for matters of corporate governance generally including providing a list or nominees to the Board of Directors in respect of t h e appointment, reappointment or replacement of Directors.

(3)        Human Resources and Compensation Committee – which provides oversight in ensuring a high quality of leadership and an employee relations strategy that provides for ongoing flexibility and productivity throughout the Company. The Committee ensures that the human resources plans and programs are designed to establish a challenging, productive and pleasant workplace for the Company’s employees, treating them with fairness, offering them competitive salaries and benefits and otherwise reflect the Company's human resources values and principles.

(4)        Acquisition Committee – which is responsible for which has the responsibility for reviewing potential acquisitions forwarded to it by the management of the Company for making recommendations to the Board of Directors to which potential acquisitions deserve continued follow up.

(5)        Special Committee – which formed in connection with the Company’s application for exemption pursuant to the provision in 604(e) of the TSX Company Manual.

The Company has no other committees in place at this time.

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Assessments

Board and committee evaluations occur on a formal basis every two years. In years where there is no formal process, the onus for evaluations will lie with the committees to ensure their self-assessments are carried out and subsequently shared with the Corporate Governance Committee and the Board. Appendix J of the Corporate Governance Manual details the process for the Board, Chair and Committees.